Exhibit 10.45

PROTEIN DESIGN LABS, INC.
NOTICE OF GRANT OF STOCK OPTION
(1999 Stock Option Plan)

_____ (the *"Optionee"*) has been granted an option (the *"Option"*) to purchase certain shares of Stock of Protein Design Labs, Inc. pursuant to the Protein Design Labs, Inc. 1999 Stock Option Plan (the *"Plan"*) as provided in the attached Stock Option Agreement, as follows:

Date of Option Grant: _____

Number of Option Shares: _____

Exercise Price: $8.30

Initial Vesting Date: The date one (1) year after October 24, 2002.

Option Expiration Date: The date ten (10) years after the Date of Option Grant.

Type of Option: Stock Option (Nonstatutory)

Vested Shares: Except as provided in the Stock Option Agreement, determined as of any date by multiplying the Number of Option Shares by the *"Vested Ratio"* as follows:

	Vested Ratio
Prior to Initial Vesting Date	0
On Initial Vesting Date, provided the Optionee's Service as an Employee has not terminated prior to such date	1/4
Plus:	
For each full month of the Optionee's continuous full-time Service as an Employee from Initial Vesting Date until the Vested Ratio equals 1/1, an additional	1/48

Adjustments to the Vested Ratio: The Company may adjust the Vested Ratio to account for any periods of part-time employment by the Optionee.

Termination of Option: Except as may otherwise be provided by the Board, upon termination of Optionee's Service as an Employee, the Option shall terminate immediately with respect to shares that are not Vested Shares. However, provided the Optionee's Service continues uninterrupted in a capacity other than as an Employee, the Option shall continue in accordance with the Stock Option Agreement with respect to any Vested Shares. Upon termination of the Optionee's Service, the Option shall terminate in accordance with the terms of the Stock Option Agreement.

By their signatures below, the parties hereto agree that the Option is governed by the terms and conditions of the Stock Option Agreement attached to and made a part of this document. The Optionee acknowledges receipt of a copy of the Stock Option Agreement, represents that the Optionee is familiar with its provisions, and hereby accepts the Option subject to all of its terms and conditions.

PROTEIN DESIGN LABS, INC.   OPTIONEE

By: _____   _____

Its: _____

34801 Campus Drive
Fremont, California 94555   Address   _____